Exhibit (h)(12)B

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ambac Assurance Corporation:

We consent to the incorporation by reference in the registration statement on Form N-1A (Investment Company Act File Nos.
2-90519 and 811-04007) of Legg Mason Partners Capital Preservation Fund & Legg Mason Partners Capital Preservation Fund II (the “Registrant”), of our report dated March 10, 2006 on the consolidated financial statements of Ambac Assurance Corporation and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, which report appears in the Annual Report on Form 10-K of Ambac Financial Group, Inc., which was filed with the Securities and Exchange Commission on March 13, 2006. Our report refers to changes, in 2003, in Ambac Assurance Corporation’s methods of accounting for variable interest entities and stock-based compensation.

By:	/S/ KPMG LLP
KPMG LLP

New York, New York

February 28, 2007